UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 6, 2013

Commission File Number:  001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Attached to this Current Report on Form 6-K as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the condensed consolidated balance sheet as of June 30, 2013 (unaudited) and December 31, 2012 of NewLead Holdings Ltd. and its subsidiaries (the "Company" or “NewLead”) and the related unaudited condensed consolidated Statements of Operations and Comprehensive Loss, Shareholder’s Equity and Cash Flows for the six-month periods ended June 30, 2013 and 2012. All share and per share amounts disclosed in this report give retroactive effect for all periods presented to the 1-for-15 reverse stock split that the Company effectuated on October 17, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2013 and 2012. Unless otherwise specified herein, references to the "Company", “NewLead”, "we", “us” or “our” shall include NewLead Holdings Ltd. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission on August 30, 2013 (the "Annual Report"). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. NewLead engages in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We conduct our operations through vessel-owning companies whose principal activity is the ownership and/or operation of product tankers and dry bulk vessels. In addition, under specific management agreements, we perform part of the commercial, technical and operational management of vessels outside of our owned fleet. NewLead currently owns a fleet of two dry bulk carriers with a combined carrying capacity of approximately 0.15 million dwt and manages two double-hulled oil tanker/asphalt carriers. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry.

In addition, NewLead has recently launched a commodities unit in order to take advantage of emerging dynamics in the maritime industry. We engage in the business of purchasing, trading and transporting commodities, principally coal, through certain joint venture affiliates. On September 13, 2013, we completed the acquisition of titles in the Viking Mine located in Kentucky, USA with approximately 4,795 mineral acres. We expect to receive a reserve report complied pursuant to the U.S. Securities and Exchange Commission ("SEC") guidance during the fourth quarter of 2013. NewLead has also entered into agreements for the ownership of certain title and mineral excavation rights to land for another mine and a coal preparation plant in Kentucky, as well as rights, title, permits and leases in coal mines in Tennessee. We are currently in default under the agreements, for the second mine and the coal preparation plant in Kentucky. The transactions are subject to the delivery of certain definitive agreements and other closing conditions. We have not yet obtained the necessary financing to satisfy payment under Tennessee agreement and, as a result, the transactions did not close on their intended closing dates, and as of December 6, 2013, have still not closed. The properties in Kentucky and Tennessee also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. We expect third parties to extract some of these commodities on the properties and pay royalties.

Fleet Management

Newlead Shipping S.A. (“Newlead Shipping”), a subsidiary of NewLead, and certain of its subsidiaries provide technical and commercial management services to product tanker vessels. Newlead Bulkers S.A. (“Newlead Bulkers”), which is a subsidiary of Newlead Shipping, provides technical and commercial management services to our dry bulk vessels. As of December 31, 2012 and June 30, 2013, the commercial and technical management services of all of our owned vessels are managed in-house. In addition, under specific management agreements, we perform part of the commercial, the technical and the operational management of vessels outside of our owned fleet.

Recent and Other Developments

Pursuant to the terms of the July Settlement Agreement dated July 9, 2013 to settle an aggregate of $7.2 million of past-due accounts payable, between July 10, 2013 and October 15, 2013 we issued and delivered to Hanover Holdings I, LLC (“Hanover”) an aggregate of 5,623,969 shares, which consisted of 4,066,667 shares (the “Initial Settlement Shares”), 1,333,334 shares (the “Additional Settlement Shares”) and 223,968 shares (the “True-up Shares”), of the Company’s common stock.

1

On September 13, 2013, we completed the acquisition of titles in the Viking Mine (“Viking”) located in Kentucky, USA with approximately 4,795 mineral acres. We expect to receive a reserve report complied pursuant to the SEC guidance during the fourth quarter of 2013. As part of the acquisition, we issued a $15.0 million Senior Secured Convertible Note (the “Note”) with a 8% coupon, maturing on December 31, 2014 and convertible into shares of common stock at the market price on each payment date at the sole discretion of the Company, subject to a true up based on the holder’s subsequent sales of such shares. The terms of the Note require repayment through the issuance of $5.875 million of shares of the Company's common stock (2,568,306 common shares, which have been issued), a cash payment of $0.125 million (which has been paid) and the remaining balance of the Note through six quarterly installments of $1.5 million. As a result, we have issued an aggregate of 3,330,595 common shares, including the first installment of September 30, 2013, which vested upon issuance to a third party in connection to the mine acquisition. Management has not completed the purchase price allocation for the acquisition of Viking. However, based on management’s current evaluation, most of the acquisition price will be allocated to the value of the mine asset.

On February 5, 2013, we issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1.0 million (the “Good Faith Note”). The Good Faith Note was due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at the option of the Company. The Good Faith Note was convertible into common shares at a conversion price of $12.3 per share at holder’s option, at any time and from time to time. During September 2013, we issued an aggregate of 1,050,000 common shares to Good Faith, for the prepayment of the Good Faith Note and its outstanding accrued interest liability.

On October 1, 2013, the Company’s board of directors and a majority of its shareholders approved a 1-for-15 reverse stock split of its common shares (the “Reverse Stock Split”). The Reverse Stock Split was effective upon the commencement of trading on October 17, 2013.

On April 1, 2013 and July 1, 2013, we issued to a third party two ten-year warrants to purchase 258,667 and 540,000 common shares, respectively, with an exercise price of $0.174 and $0.084, respectively. On October 24, 2013, the warrants were exercised and we issued an aggregate of 734,027 common shares after the deduction of shares surrendered due to the selection of a cashless exercise according to the terms of the warrant agreements.

On November 20, 2013, the Company’s board of directors and a majority of its shareholders approved a 1-for-3 reverse stock split of its common stock, effective upon the commencement of trading on December 6, 2013.

On September 15, 2013, the Company agreed to acquire one newbuilding Eco Type geared double hull Handysize dry bulk vessel for a purchase price $19.5 million as well as 1% address commission on the purchase price. The vessel is 35,000 dwt and is expected to be delivered in the third quarter of 2014. The Company has paid a downpayment of approximately 20% and will pay the balance of the purchase price upon delivery of the vessel.

2

Results of Operations

Going concern

The Company is currently in the process of obtaining additional financing as it continues its efforts to become an integrated shipping and commodity company. The Company has experienced losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which is expected to continue to affect, its ability to satisfy its obligations. Charter rates for bulkers have experienced a high degree of volatility and continue to be at historical lows. To date, the Company has also been unable to generate sustainable positive cash flows from operating activities. For the six months ended June 30, 2013, the Company’s loss from continuing operations was $36.7 million. As of June 30, 2013, the Company’s cash and cash equivalents were $0.6 million and current liabilities of $166.2 million were payable within the next twelve months. Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s existence is dependent upon its ability to obtain necessary financing, which it is currently in the process of securing. The Company believes that its existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months without additional funding. The Company intends to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional capital as needed.

If events of default occur in the future under any of the Indentures for our Notes and our efforts to cure such events of default are unsuccessful, it could result in the acceleration of our then-outstanding debt. If all of our indebtedness was accelerated as a result of an event of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

The condensed financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

3

Six months ended June 30, 2013 and 2012

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012

OPERATING REVENUES	$3,296	$4,939

EXPENSES:
Commissions	(21)	(62)
Voyage expenses	(854)	(74)
Vessel operating expenses	(2,878)	(1,817)
General and administrative expenses	(28,825)	(4,916)
Depreciation and amortization expenses	(1,392)	(3,998)
	(33,970)	(10,867)

Operating loss from continuing operations	(30,674)	(5,928)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(5,540)	(12,685)
Other income / (expense), net	736	(3,250)

Total other expenses, net	(4,804)	(15,935)

Loss before equity in net earnings in Joint Ventures	(35,478)	(21,863)
Loss from investments in Joint Ventures	(1,217)	(1,934)

Loss from continuing operations	(36,695)	(23,797)
(Loss) / Income from discontinued operations	(8,468)	27,985

Net (loss) / income	(45,163)	4,188
Less: Net loss attributable to the noncontrolling interest	678	943
Net (loss) / income attributable to NewLead Holdings' Shareholders	$(44,485)	$5,131

The average number of vessels in our fleet was 2.0 for the six months ended June 30, 2013, compared to 1.8 for the six months ended June 30, 2012. The following analysis discusses the primary drivers of the differences between these periods.

Revenues

Operating revenue from vessels for the six months ended June 30, 2013 was $2.9 million, compared to $4.7 million for the six months ended June 30, 2012. In addition, for the six months ended June 30, 2013, operating revenues from management of vessels were $0.4 million, compared to $0.2 million for the six months ended June 30, 2012. The decrease in revenue was attributable primarily to the reduction in the market charter rates of our two owned vessels. For the six months ended June 30, 2013 and 2012, our time charter equivalent (TCE) rates were $5,507 per day and $13,587 per day, respectively, reflecting the reduction in charter rates.

Commissions

Chartering commissions were $0.02 million and $0.06 million for the six months ended June 30, 2013 and 2012, respectively, reflecting the reduction of our charter rates.

Voyage Expenses

Voyage expenses were $0.9 million and $0.1 million for the six months ended June 30, 2013 and 2012, respectively. This $0.8 million increase was mainly related to ad hoc bunkering expenses that were incurred during the first six months in 2013.

4

Vessel Operating Expenses

Vessel operating expenses were $2.9 million and $1.8 million for the six months ended June 30, 2013 and 2012, respectively. The $1.1 million increase was attributable primarily to $0.8 million of repairs and maintenance on M/V Victoria and $0.3 million of other various operating expenses.

General and Administrative Expenses

General and administrative expenses were $28.8 million and $4.9 million for the six months ended June 30, 2013 and 2012, respectively. The $23.9 million increase related mainly to a $17.6 million increase in compensation cost, of which $12.7 million was related to the cost for the severance bonuses granted to our former chairman and to our former Chief Operating Officer after their resignations. The amount of $4.9 million refers to bonuses to officers, directors, employees and consultants as well as to the salary expenses of Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, according to his employment agreement, whose annual salary was paid in shares. The increase was also attributable to various consultation fees of $5.2 million and to other various general and administration expenses of $1.4 million.

Depreciation and Amortization

Depreciation and amortization was $1.4 million and $4.0 million for the six months ended June 30, 2013 and 2012, respectively, reflecting the decreased depreciation and amortization of our vessels, due to the impairments recognized in the book value and backlog asset for the NewLead Markela. This decrease was partially offset by the higher amortization due to dry-docking repairs performed on the NewLead Victoria during 2012.

Interest and Finance Expense

Interest and finance expense was $5.5 million and $12.7 million for the six months ended June 30, 2013 and 2012, respectively. The $7.2 million decrease is attributable to a $4.4 million decrease in interest expenses and a $5.2 million decrease in amortization of beneficial conversion feature both as a result of the conversion of the 7% senior convertible note and a $0.6 million decrease in amortization of deferred charges offset by $3.0 million increase in other finance charges as a result of certain accounts payable settlement.

Other Income (Expense)

Other income was $0.8 million for the six months ended June 30, 2013 compared to an expense of $3.3 million for the six months ended 2012. The income for the six months ended June 30, 2013 related mainly to the settlement of corporate liabilities to vendors through the issuance of shares of our common stock. The expense for the six months ended 2012 included restructuring expenses of $2.9 million, as a result of our decision to enter into restructuring discussions with each of our lenders, due to the economic conditions and operational difficulties experienced by the Company.

Loss (Income) from Discontinued Operations

Loss from discontinued operations was $8.5 million for the six months ended June 30, 2013, compared to income of $28.0 million for the six months ended June 30, 2012. The $36.5 million decrease is attributable to $28.9 million decrease in gain on sale of vessels, $8.6 million decrease in net operating income, $6.2 million decrease in interest and finance expense, and $1.0 million decrease in depreciation and amortization expenses offset by a $6.2 million increase in non-cash loss from the settlement with common shares to Piraeus Bank of the outstanding debt liability.

5

Cash Flows

Our principal sources of funds for the six months ended June 30, 2013 have been the proceeds from notes and warrants and release of restricted cash for debt repayment. Our principal uses of funds have been principal and interest payments on our existing indebtedness and additional contribution to joint venture. Cash and cash equivalents totaled $0.6 million at June 30, 2013, compared to $1.0 million at December 31, 2012. We define working capital as current assets minus current liabilities. We had a working capital deficit of $155.7 million as of June 30, 2013, compared to the working capital deficit of $165.2 million as of December 31, 2012. The decrease in our working capital of $9.5 million is mainly due to the decrease in the current portion of long-term debt by $18.0 million, offset by the release of restricted cash by $1.3 million. The decrease was also due to the decrease from December 31, 2012 in cash and cash equivalents of $0.4 million and by other fluctuations in the remaining current assets and current liabilities. The overall cash position in the future may be negatively impacted by a further decline in drybulk market rates if the current economic environment persists or worsens.

Net cash used in operating activities

Net cash used in operating activities was $0.7 million for the six months ended June 30, 2013 compared to net cash used in operating activities of $7.0 million for the six months ended June 30, 2012. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, unrealized gains and losses on derivatives, shared based compensation, equity settlement of liabilities, amortization and write-off of deferred financing costs and amortization of beneficial conversion feature in notes payable.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $30.8 million increase for the six months ended June 30, 2013 which consisted mainly of the following adjustments: (i) $1.4 million of depreciation and amortization charges; (ii) $0.3 million of amortization and write-off of deferred finance costs; $19.6 million, relating to share-based compensation expenses; (iii) $8.8 million from the settlement of liabilities through the issuance of shares of common stock; and (iv) $1.2 million of losses from investment activities in Joint Ventures. These adjustments were partially offset by a $0.3 million gain from the valuation of derivatives and a $0.2 million gain from discounts from suppliers.

Furthermore, the cash outflow from operations of $0.8 million for the six months ended June 30, 2013 also resulted from: a $0.4 million increase in trade receivables and a $0.9 million decrease in other receivables. This was partially offset by: (i) a $1.9 million decrease in accrued liabilities; (ii) a $11.1 million increase in accounts payable; and (iii) a $0.1 million increase in amounts due to related parties.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $13.2 million decrease for the six months ended June 30, 2012 which consisted mainly of the following adjustments: $3.8 million of depreciation and amortization charges; $0.7 million provision for doubtful receivables; $1.0 million of amortization and write-off of deferred finance fees; $1.2 million from the amortization of the backlog asset/deferred charter revenue; $5.2 million from the amortization of the BCF of the 7% Notes; $2.0 million relating to share-based compensation, $0.1 million from settlement of liabilities with shares and a $1.9 million losses from investment activities in Joint Ventures. These adjustments were partially offset by a $0.2 million gain from the valuation of derivatives; $0.9 million from dry docking and special survey and a gain on vessels sales of $28.9 million.

Furthermore, the cash outflow from operations of $7.0 million for the six months ended June 30, 2012 resulted mainly from: a $4.3 million decrease in trade receivable; $1.2 million decrease in inventories; $0.6 million decrease in prepaid expenses; $0.1 million increase in due to related parties; a $4.7 million increase in accrued liabilities. This was partially offset by: $3.2 increase in other receivables; a $1.9 million decrease in accounts payable and a $2.9 million decrease in deferred income.

Net cash (used in) / provided by investing activities

For the six months ended June 30, 2013, our net cash provided by investing activities was $0.7 million which mainly reflects the cash outflows for Joint Ventures capital contribution. Net cash from investing activities for the six months ended June 30, 2012 was $25.8 million, which mainly reflects the cash outflows of $2.5 million relating to the Joint Venture capital contribution, offset by proceeds from the sales of vessels of $29.2 million; a $0.2 million payment for vessels under construction; and $0.7 million of cash surrendered through foreclosure of the shares held by us in our subsidiaries.

6

Net cash provided by / (used in) financing activities

For the six months ended June 30, 2013, our net cash provided by financing activities was $1.0 million compared to our net cash provided by financing activities for the six months ended June 30, 2012 of $23.0 million. The net cash inflow in 2013 resulted from the $0.9 million principal repayments of our debt, which was offset by the cash inflows of $0.2 million from warrants, $0.4 million from notes and the $1.3 million decrease in restricted cash following the sale of two vessels, Hiona and Hiotissa, which were used to settle outstanding loan liabilities with Piraeus Bank.

The cash outflow in 2012 resulted from the $24.8 million net principal repayments of our debt, the $3.0 million inflow from a new credit facility related to our coal business and the $1.2 million increase in restricted cash following the sale of two vessels, Hiona and Hiotissa.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) payments of interest and other debt-related expenses and the repayment of principal; (iii) maintenance of minimum liquidity requirements under our credit facility agreements; (iv) payments for dry-docking and special survey costs; (v) acquisition payments for mines; (vi) payments for purchase of coal; and (vii) maintenance of cash reserves to provide for contingencies.

As of June 30, 2013, our currents assets amounted to $10.5 million, while current liabilities amounted to $166.2 million, resulting in a negative working capital position of $155.7 million.

The Company is currently in the process of obtaining additional financing as it continues its efforts to become an integrated shipping and commodity company. The Company has experienced losses, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which is expected to continue to affect, its ability to satisfy its obligations. Charter rates for bulkers have experienced a high degree of volatility. Charter hire rates for bulkers continue to be at historical lows. To date, it has also been unable to generate sustainable positive cash flows from operating activities. For the six months ended June 30, 2013, the Company’s loss from continuing operations was $36.7 million. As of June 30, 2013, the Company’s cash and cash equivalents were $0.6 million and current liabilities of $166.2 million were payable within the next twelve months. Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s existence is dependent upon its ability to obtain necessary financing, which it is currently in the process of securing. The Company believes that its existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months without additional funding. The Company intends to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional capital as needed.

If all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

7

F-1

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

		(unaudited)
		As of June 30,	As of December 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents		$636	$1,043
Restricted cash		-	1,311
Trade receivables, net		3,979	3,586
Other receivables		4,073	4,980
Due from related parties		5	5
Inventories		96	81
Prepaid expenses		1,122	646
Deferred charges, net	8	547	573

Total current assets		10,458	12,225

Restricted cash		31	31
Investments in Joint Ventures	5	528	1,040
Advance for acquisition of coal property	7	37,122	11,000
Vessels and other fixed assets, net	6	36,111	37,503
Other non-current assets		21	-

Total non-current assets		73,813	49,574

Total assets		$84,271	$61,799

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	11	$60,775	$78,739
Accounts payable, trade	9	17,785	13,434
Accrued liabilities	10	12,126	10,660
Senior convertible notes, net	13	63,603	62,552
Promissory notes payable	7	11,000	11,000
Derivative financial instruments	14	471	767
Due to related parties		244	90
Due to managing agent		184	184

Total current liabilities		166,188	177,426

Total liabilities		166,188	177,426

Commitments and contingencies	15

Shareholders' equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		-	-
Common Shares, $0.01 par value, 1 billion shares authorized, 36.9 million and 26.5 million shares issued and outstanding as of June 30, 2013 and December 31, 2012, respectively		369	265
Additional paid-in capital		779,271	700,502
Accumulated deficit		(859,516)	(815,031)

Total NewLead Holdings' shareholders' deficit		(79,876)	(114,264)

Noncontrolling interest	5	(2,041)	(1,363)

Total shareholders' equity		(81,917)	(115,627)

Total liabilities and shareholders' equity		$84,271	$61,799

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-2

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(All amounts expressed in thousands of U.S. dollars)

	Note	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012

OPERATING REVENUES		$3,296	$4,939

EXPENSES:
Commissions		(21)	(62)
Voyage expenses		(854)	(74)
Vessel operating expenses		(2,878)	(1,817)
General and administrative expenses		(28,825)	(4,916)
Depreciation and amortization expenses		(1,392)	(3,998)
		(33,970)	(10,867)

Operating loss from continuing operations		(30,674)	(5,928)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	11	(5,540)	(12,685)
Other income / (expense), net		736	(3,250)

Total other expenses, net		(4,804)	(15,935)

Loss before equity in net earnings in Joint Ventures		(35,478)	(21,863)
Loss from investments in Joint Ventures	5	(1,217)	(1,934)

Loss from continuing operations		(36,695)	(23,797)
(Loss) / Income from discontinued operations	21	(8,468)	27,985

Net (loss) / income		(45,163)	4,188
Less: Net loss attributable to the noncontrolling interest	5	678	943
Net (loss) / income attributable to NewLead Holdings' Shareholders		$(44,485)	$5,131

Loss per share:
Basic and diluted
Continuing operations		$(1.12)	$(24.15)
Discontinued operations		$(0.26)	$28.40
Total		$(1.36)	$5.21

Weighted average number of shares:
Basic and diluted		32,646,929	985,530

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-3

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Note	Common Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total NewLead Holdings' Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity

Balance at December 31, 2011		523	$5	$210,030	$(412,469)	$(202,434)	$-	$(202,434)
Net income		-	-	-	5,131	5,131	(943)	4,188
Issuance of common shares	16, 17	62	1	1,016	-	1,017	-	1,017
Issuance of common shares - settlement of liabilities	17	528	5	8,233	-	8,238	-	8,238
Share-based compensation	16	216	2	2,006	-	2,008	-	2,008
Balance at June 30, 2012 (unaudited)		1,329	$13	$221,285	$(407,338)	$(186,040)	$(943)	$(186,983)

Balance at December 31, 2012		26,475	$265	$700,502	$(815,031)	$(114,264)	$(1,363)	$(115,627)
Net loss		-	-	-	(44,485)	(44,485)	(678)	(45,163)
Issuance of common shares - settlement of liabilities	17	4,138	41	29,845	-	29,886	-	29,886
Issuance of common shares - advance for acquisition of coal property	7	3,333	33	19,967	-	20,000	-	20,000
Issuance of warrants	14, 17	-	-	8,871	-	8,871	-	8,871
Issuance of common shares - warrants exercise	14, 17	41	1	-	-	-	-	-
Share-based compensation	16	2,935	29	20,086	-	20,115	-	20,115
Balance at June 30, 2013 (unaudited)		36,922	$369	$779,271	$(859,516)	$(79,876)	$(2,041)	$(81,917)

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-4

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(All amounts expressed in thousands of U.S. dollars)

	Period Ended June 30,	Period Ended June 30,
	2013	2012

OPERATING ACTIVITIES:
Net loss	$(45,163)	$4,188
Adjustments to reconcile net (loss) / gain to net cash used in operating activities:
Depreciation and amortization	1,392	3,830
Provision for doubtful receivables	-	695
Amortization and write-off of deferred financing costs	276	992
Amortization of backlog asset	-	1,195
Amortization of the beneficial conversion feature	6	5,194
Change in fair value of derivative financial instruments	(296)	(264)
Payments for dry-docking / special survey costs	-	(984)
Share-based compensation	19,647	2,008
Loss on equity settlement	8,796	148
Discounts from suppliers	(210)	-
Gain on sale of vessels	-	(28,894)
Loss from investments in Joint Ventures	1,217	1,934
(Increase) decrease in:
Trade receivables	(393)	4,321
Other receivables	907	(3,220)
Inventories	(15)	1,239
Prepaid expenses	(6)	649
Due from/to related parties	154	104
Increase (decrease) in:
Accounts payable, trade	11,125	(1,899)
Accrued liabilities	1,850	4,683
Deferred income	(21)	(2,911)

Net cash used in operating activities	(734)	(6,992)

INVESTING ACTIVITIES:
Vessels under construction	-	(185)
Joint Ventures	(704)	(2,500)
Cash surrendered through subsidiaries' foreclosure	-	(665)
Proceeds from the sale of vessels	-	29,135
Net cash (used in) / provided by investing activities	(704)	25,785

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(930)	(24,771)
Proceeds from long-term debt	-	3,000
Proceeds from notes, net	400	-
Proceeds from warrants issuance	250	-
Restricted cash for debt repayment	1,311	(1,278)

Net cash provided by / (used in) financing activities	1,031	(23,049)

Net decrease in cash and cash equivalents	(407)	(4,256)
Cash and cash equivalents
Beginning of period	1,043	5,119

End of period	$636	$863

Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$1,416	$30,642
Issuance of common shares and warrants for acquisition of coal properties	$26,122	$-
Issuance of common shares to settle liabilities	$29,907	$-
Progress payment payable for vessels under construction	$-	$8,873
Sale of vessels applied to related debt	$-	$64,532

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-5

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:

In the opinion of management, the accompanying unaudited, condensed, consolidated financial statements contain all adjustments necessary to present fairly the financial position of NewLead and its results of operations and cash flows for the interim periods presented. Such financial statements have been condensed in accordance with the applicable regulations of the Securities and Exchange Commission and, therefore, do not include all disclosures required by accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2012, included in the Company's Annual Report filed on Form 20-F for such year. The results of operations for the 2013 interim period are not necessarily indicative of the results to be expected for the entire year.

In September 2013, the Company’s board of directors and a majority of its shareholders approved a 1-for-15 reverse stock split of its common shares (the “Reverse Stock Split”). The Reverse Stock Split was effective upon the commencement of trading on October 17, 2013. Accordingly, all share and per share amounts disclosed in this report give retroactive effect for all periods presented to the 1-for-15 reverse stock split.

Description of Business

NewLead Holdings Ltd. (the “Company”, “NewLead”, “we” or “our”) was incorporated on January 12, 2005.

NewLead has historically been an international shipping company, and is now an international, vertically integrated shipping and commodity company. As of June 30, 2013, the Company owns two dry bulk vessels and manages two double-hulled oil tanker/asphalt carriers owned by third parties. The Company principal activity is the ownership and operation of dry bulk vessels and the operation of oil tanker/asphalt carriers owned by third parties that transport world-wide a wide array of unpackaged cargo and asphalt and a variety of petroleum products, respectively. In addition, under specific management agreements, the Company performs part of the commercial, technical and operational management of vessels owned by a third party.

The Company manages oil tankers owned by third parties through a wholly-owned subsidiary Newlead Shipping S.A. (“Newlead Shipping”) which is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiary, Newlead Bulkers S.A. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry resulting in the Company discontinuing the outsourcing of such services. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system that includes consistently providing service that meets customer and applicable statutory and regulatory requirements and enhancing customer satisfaction through, among other things, processes for continual improvement;
•	ISO 14001 from American Bureau of Shipping for environmental management, including policies and objectives targeting legal and other requirements; and
•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

In April 2012, a wholly-owned U.S. subsidiary of the Company, NewLead Holdings (US) Corp., entered into a 50/50 joint venture agreement with a third party energy company to establish a new subsidiary as a joint venture to engage in the business of purchasing thermal coal (used in power plants for electricity generation) located in Kentucky, USA. The joint venture has entered into agreements to purchase certain quantities of thermal coal with specified minimum qualities (after processing at the mine by the mine operator) over a five-year period. The Company expects to market and distribute the thermal coal to end users or distributors, located primarily in Asia, and transport it using the Company’s vessels. The Company is not the primary beneficiary of the joint venture and holds neither a casting vote nor the ability to direct the activities; therefore, the Company’s investment in the joint venture is accounted for pursuant to the equity method of accounting and is presented as a single line in the accompanying unaudited condensed consolidated balance sheet and statement of operations and comprehensive loss.

F-6

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Also, in April 2012, NewLead entered into an agreement a third party finance institution for the establishment of a new entity, NewLead Mojave Holdings LLC. The Company contributed to the capital of the new entity 100% of NewLead Holdings (US) Corp. share capital, while the third party finance institution agreed to make available a loan of $3,000 to NewLead Holdings (US) Corp. The Company controls 52% of NewLead Mojave Holdings LLC (“NL Mojave”). As the managing member and 52% shareholder of NL Mojave, the Company is the decision maker of NL Mojave and therefore, consolidated NL Mojave in its financial statements. The 48% ownership interest in NL Mojave is shown as a noncontrolling interest in the accompanying financial statements.

On September 13, 2013, the Company completed the acquisition of titles in the Viking Mine located in Kentucky, USA with approximately 4,795 mineral acres for a purchase price of $15,000 (see Note 23). The Company expects to receive a reserve report compiled pursuant to the U.S. Securities and Exchange Commission ("SEC") guidance during the fourth quarter of 2013. Management has not completed the purchase price allocation for the acquisition of Viking. However, based on management’s current evaluation, most of the acquisition price will be allocated to the mine. The Company has also entered into agreements for the ownership of certain title and mineral excavation rights to land for another mine and a coal preparation plant in Kentucky, as well as rights, title, permits and leases in coal mines in Tennessee. The purchase price for these properties amounts to $66,000 payable in cash (see Note 7). The Company is currently in default under the agreements for the second mine and the coal preparation plant in Kentucky. The acquisitions are subject to the delivery of certain definitive agreements and other closing conditions. The Company has not yet obtained the necessary financing to satisfy payment under these agreements and, as a result, the transactions did not close on their intended closing dates, and as of December 6, 2013, have still not closed. The properties in Kentucky and Tennessee also include natural gas wells and projects relating to extraction of timber, sand, gravel, fly ash and dimension stone. The Company expects third parties to extract some of these commodities on the properties and pay royalties.

Going concern

The Company has experienced net losses, negative operating cash flows, working capital deficiencies, negative operating cash flow and shareholders’ deficiency, which has affected, and which is expected to continue to affect, its ability to satisfy its obligations. In addition, as described in Notes 7, 11 and 13, the Company is in default under various debt obligations which are currently due on demand. Charter rates for bulkers have experienced a high degree of volatility and continue to be at historical lows. To date, it the Company has also been unable to generate sustainable positive cash flows from operating activities. For the six months ended June 30, 2013, the Company’s loss from continuing operations was $36,695. As of June 30, 2013, the Company’s cash and cash equivalents were $636 and current liabilities of $166,188 were payable within the next twelve months.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

The Company’s existence is dependent upon its ability to obtain necessary financing, which it is currently in the process of securing. The Company believes that its existing cash resources, combined with projected cash flows from operations, will not be sufficient to execute its business plan and continue operations for the next twelve months without additional funding. The Company intends to continue to explore various strategic alternatives, including the sale of equity or debt to raise additional capital. Management is also actively taking steps to increase future revenues and reduce the Company’s future operating expenses. However, the Company cannot provide any assurance that operating results will generate sufficient cash flow to meet its working capital needs or that it will be able to raise additional capital as needed (See Note 23(c)).

If all of our indebtedness was accelerated as a result of our current events of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

F-7

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

2. SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in NewLead’s subsidiaries list in relation to the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report were as follows:

Statement of operations
Company Name		Country of Incorporation	Nature / Vessel Name	6 months ended 2013	6 months ended 2012
56	Mines Investments Corp.	Marshall Islands	Operating company (34)	—	—

57	Mine Investments LLC	United States of America	Operating company (35)	—	—

58	Five Mile Investment LLC	United States of America	Operating company (35)	—	—

59	Elk Valley Investment LLC	United States of America	Operating company (35)	—	—

34)	The company was established on February 12, 2013, for operation of coal business.

35)	The companies were established on February 15, 2013, for operation of coal business.

F-8

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2012. See Note 3 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.

Reclassification:

Certain reclassifications to the 2012 financial statements have been made to conform to the current year presentation.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued an amendment of the Accounting Standards Codification regarding recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles. Examples of obligations within the scope of this update include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. U.S. generally accepted accounting principles do not include specific guidance on accounting for such obligations. The amended standard requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the new guidance is fixed at the reporting date, as the sum of: a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The updated guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.

5. JOINT VENTURES

For the six months ended June 30, 2013, NL Mojave (see Note 1) had a loss of $1,412 which was comprised of $1,217 loss attributable to NL Mojave as a result of its 50% joint venture investment and of $195 interest and finance costs, respectively. As mentioned in Note 1, the Company owns 52% of NL Mojave and consolidates NL Mojave into its financial statements and presents the 48% outside ownership interest as a non-controlling interest

For the six months ended June 30, 2013, the joint venture had a loss of $2,433 ($1,217 net to the Company), which was comprised of the monthly fees for marketing and administrative services, as well as from other various expenses. As of June 30, 2013 and December 31, 2012, the joint venture’s gross current assets were $2,317 and $2,380, respectively and its gross current liabilities were $7,189 and $4,819, respectively. The joint venture is accounted for pursuant to the equity method of accounting and therefore the Company’s investment in and share of the venture’s loss is presented as a separate line item in the unaudited condensed consolidated balance sheet and the statement of operations and comprehensive loss.

F-9

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

6. VESSELS AND OTHER FIXED ASSETS, NET

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	June 30, 2013

Cost
Vessels	$56,966	$56,966
Dry docking and Special survey	2,195	2,195
Other fixed assets	1,024	1,024
Total cost	60,185	60,185
Accumulated depreciation	(22,682)	(24,074)
Vessels and other fixed assets, net	$37,503	$36,111

The Company recorded depreciation and amortization expenses of $1,392 and $3,830 during the six month period ended June 30, 2013 and 2012, respectively.

Impairment of Long-lived Assets:

The Company performed an impairment assessment of the vessels as of June 30, 2013, which indicated that no impairment charge was required as the vessels’ undiscounted projected net operating cash flows were in excess of their carrying values by more than 60%.

7. ADVANCE FOR ACQUISITION OF COAL PROPERTY

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-Newlead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

i.	the Kentucky property ownership and mineral rights for $11,000 in promissory notes payable in their entirety on January 29, 2013.
ii.	the Tennessee property ownership and leasehold interests for $55,000 ($30,000 payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014).

In connection with the acquisitions, the Company agreed to pay CCIM $3,000 in the form of common shares of NewLead (500,000 shares were issued on March 28, 2013) and a ten year warrant for $6,400 in common shares of NewLead, at an exercise price of $0.40 per share, for the assignment of the acquisition contracts to NewLead. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 2,833,333 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013.

Based on the agreements executed with the Owners as of June 30, 2013 and December 31, 2012 title to the properties had not been obtained by the Company and control of the properties will remain with the Owners until closing.

As part of the Williams-CCE-Newlead Holdings Asset Purchase Agreement (APA), the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky in which Kentucky transferred its ownership and mineral rights in the Kentucky property to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Kentucky property to secure the repayment of the notes, but the Company did not receive an ownership interest in, or control over, the Kentucky property.

F-10

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. The related asset is reflected under Advance for acquisition of coal property in the consolidated balance sheet. At June 30, 2013, the Company is in default of the $11,000 Promissory notes payable.

For additional information please (see Note 23) Subsequent Events.

F-11

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

8. DEFERRED CHARGES, NET

Financing Costs
Net Book Value at December 31, 2012	$573

Additions	250
Amortization	(276)

Net Book Value at June 30, 2013	$547

June 30, 2013
Current	$547

December 31, 2012
Current	$573

On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility. Total fees of $250 were capitalized as a result of this amendment.

9. ACCOUNTS PAYABLE, TRADE

Accounts payable, trade, as of June 30, 2013 and December 31, 2012 were as follows:

	As of June 30,	As of December 31,
	2013	2012
Suppliers	$3,076	$3,099
Shipyards	1,414	616
Insurers	1,509	383
Agents	728	766
Other various creditors	11,058	8,570
	$17,785	$13,434

During the period from January 1, 2013 until June 30, 2013, the Company issued an aggregate of 252,403 common shares, which vested upon issuance, to various vendors in order to settle outstanding liabilities totaling $2,223. On February 5, 2013, the Company issued an aggregate of 2,929 common shares, which vested upon issuance, to an ex-director in order to settle outstanding liabilities of approximately $44.

Accounts Payable Settlement (April 5, 2013)

On April 5, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd. and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 650964/2013 (the “Action”). Hanover commenced the Action against the Company on March 18, 2013 to recover an aggregate of $2,412 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker and consulting services provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on April 5, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on April 5, 2013, the Company issued and delivered to Hanover 400,000 shares (the “Settlement Shares”) of the Company’s common shares. The Settlement Agreement provides that the Settlement Shares will be subject to certain adjustments for certain period (which is the shorter of the following: (a) the 50-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares and (b) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received the aggregate cash proceeds from the resale of Settlement Shares) to reflect the intention of the parties that the total number of common shares to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price of the common shares for a specified period of time. Hanover should receive aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (i) $3,135, representing 130% of the total amount of the Claim, and (ii) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, subject to the cap set forth above (less $10 heretofore paid by the Company), supported by daily written reports to be delivered by Hanover to the Company.

F-12

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Since the issuance of the Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 456,667 additional shares (“Additional Settlement Shares”) based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding a beneficial ownership limitation set forth in the settlement agreement. Accordingly, during the Calculation Period, the Company issued and delivered to Hanover an aggregate of 456,667 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The Calculation Period expired on June 18, 2013 and the True-Up Date occurred on June 19, 2013. Based on the adjustment formula described above, Hanover was entitled to receive an aggregate of 799,722 VWAP Shares. Accordingly, since Hanover previously had received an aggregate of 856,667 Settlement Shares and Additional Settlement Shares, on the True-Up Date Hanover returned to the Company for cancellation 56,945 shares of Common Stock pursuant to the terms of the Settlement Agreement approved by the Order. No additional shares of Common Stock are issuable to Hanover pursuant to the Settlement Agreement. In connection with the settlement agreement he Company recorded a $2,252 loss on settlement of payables which is included in interest and finance expense in the accompanying statements of operations.

See also Note 23 for a discussion of recent developments relating to the Company’s additional Accounts Payable Settlements (July 9, 2013).

On October 17, 2013, NewLead entered into a term sheet with Hanover, for a potential transaction relating to up to $37,500 of outstanding indebtedness. Certain provisions of the term sheet, including exclusivity provisions and restrictions on seeking other financing transactions, are binding upon NewLead and, if breached, could require NewLead to pay a break-up fee of up to approximately $3,700 and issue approximately 2.3 million shares of common stock. The transaction was subject to definitive documentation and ultimately court approval of the transaction.

On December 2, 2013, the Court entered an order approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement among NewLead Holdings Ltd., Hanover, and MG Partners Limited, in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013. Further information on this transaction can be found in the Current Report on Form 6-K filed on December 2, 2013.

F-13

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

10. ACCRUED LIABILITIES

Accrued liabilities as of June 30, 2013 and December 31, 2012 were as follows:

	As of June 30,	As of December 31,
	2013	2012
Accrued interest	$4,214	$2,269
Accrued claims	3,461	3,454
Other accrued expenses	4,451	4,937
	$12,126	$10,660

In accrued interest as of June 30, 2013 and December 31, 2012, an amount of $2,248 and $1,995, respectively, represents interest which is past due as of such date.

11. LONG-TERM DEBT

Long-term debt as at June 30, 2013 and December 31, 2012 consists of the follows:

	June 30, 2013	December 31, 2012
Description	Total	Total
Piraeus Bank A.E. (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility	$32,525	$32,525
Portigon AG (ex West LB Bank) Credit Facility	25,250	25,250
Piraeus Bank Credit Facilities	-	17,964
Mojave Finance Inc	3,000	3,000
Ending Balance	$60,775	$78,739

As of June 30, 2013, the Company has defaulted on payments of principal and interest with respect to the Piraeus Bank (CPB loan), the Portigon AG and the Mojave Finance Inc. credit facility and was not in compliance with certain of its covenants for the respective debt agreements outlined below. The Company’s lenders have the right, absent receipt of waivers, to demand the repayment of its debt at any given time. All such debt is classified as current liabilities in the consolidated balance sheet at June 30, 2013 and December 31, 2012.

(a) Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) (“Piraeus Bank (CPB loan)”) Credit Facility

The loan was to be fully repaid on June 13, 2013. As of June 30, 2013, the Company was in default on interest and principal payments under the loan agreement.

(b) Portigon AG Credit Facility

On March 28, 2013, the Company agreed with Portigon AG (“Portigon”) to certain amendments to the credit facility, which include, among others, that: (a) the outstanding balance of $25,250 is to be payable in 3 quarterly installments of $300, followed by 5 quarterly installments of $375, followed by 15 quarterly installments of $475, followed by a balloon payment of $15,350 due on the last payment date (the first repayment installment shall be repaid on June 30, 2013 (the payment was actually not performed) and the balloon installment shall be repaid on January 31, 2019), (b) the Company is waived from the application of the minimum security cover provisions set out in the original agreement as of the date of the amendment until the earlier of (i) the date on which the bank is satisfied that the security cover ratio is not less than 100% and (ii) December 31, 2013 (inclusive), and (c) the Company was waived from the application of the financial covenants as of the date of the amendment until June 30, 2013 (inclusive).

F-14

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Furthermore, it was agreed that Portigon will have the option to demand the sale of the vessel Newlead Victoria at any time that the market value of the vessel is at least equal to the amount of the loan outstanding on that date. Portigon will be entitled to 75% of the balance of the proceeds after repayment of the outstanding loan balance, any other amounts owed under the loan agreement (i.e. accrued interest), any direct sale costs approved by Portigon and any trade debt for an amount which will not exceed in aggregate $500. Moreover, the vessel’s excess cash must be applied towards the prepayment of the balloon installment, in accordance with the following, all as described in the amended loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash must be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. As of the date of issuance of these condensed financial statements, the Company is in default in certain covenants and quarterly installments under this facility.

(c) Piraeus Bank Credit Facilities

On June 20, 2012, the Company entered into an agreement with Piraeus Bank that was subsequently amended on April 10, 2013 to proceed with the sale of two tanker vessels, Hiona and Hiotissa, for an aggregate amount of approximately $57,000 and to convert, subject to satisfaction of certain conditions precedent by the Company, the remaining outstanding debt of Hiona, Hiotissa and Grand Ocean, into common shares of the Company. The vessels were sold during July 2012 and the proceeds of such sale were applied towards (a) the prepayment of the total outstanding amounts due under the loan agreement for the two vessels, in an aggregate amount of approximately $51,100, (b) interest payable and (c) the payment of outstanding trade and vendor payments. On April 11, 2013, 3,083,333 common shares were issued to Piraeus Bank in payment of the $17,420 remaining balance due under the loan agreements. The shares were valued at $23,588 based on the quoted market price of the Company’s common stock on date of issuance resulting in a loss on extinguishment of debt of approximately $6,200 which is included in discontinued operations. Pursuant to a Registration Rights Agreement entered into in connection with the agreement, as subsequently amended on April 10, 2013, Piraeus Bank may demand that the Company file a registration statement with respect to the shares, request that the Company file a registration statement on Form F-3 if the Company is entitled to use such form, or request that the common shares be covered by a registration statement that the Company is otherwise filing (i.e., piggy-back registration). There is no penalty if the Company is unable to register those shares.

On April 25, 2013, the Company was fully discharged and released from any and all obligations to Piraeus Bank under the credit facilities.

(d) Mojave Finance Inc. Credit Facility

On January 9, 2013 and July 9, 2013, the loan facility was amended. Pursuant to the second and the third amendments, the loan is payable after an eighteen-month period following the drawdown date, with the $3,000 repayment due on October 11, 2013. As of the date of issuance of these condensed financial statements, the Company is in default on the payments of this facility.

Credit Facilities held by Joint Ventures

•	On March 4, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Credit Facility of up to $500. The facility was payable in one balloon payment due three months from the draw-down unless the lender agrees, in its sole discretion to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance. On June 5, 2013, the facility was fully repaid.

•	On March 8, 2013, New Lead JMEG LLC entered into an agreement with a financial institution for a Revolving Credit Facility of up to $1,350. The facility is payable in one balloon payment due twelve months from the final draw-down unless the lender agrees, in its sole discretion, to extend to such date as the lender may determine. Borrowings under this facility bear a fixed interest rate of 24% per annum on the unpaid principal balance. As of June 30, 2013, the facility was fully repaid.

F-15

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

The amounts shown as interest and finance expense in the statements of operations and comprehensive loss are analyzed as follows:

	Six months ended	Six months ended
	June 30, 2013	June 30, 2012

Interest expense	$2,432	$6,796
Amortization of deferred charges	276	882
Amortization of the beneficial conversion feature, restated (Note 16)	6	5,194
Loss on settlement of payables	2,252	-
Other expenses	574	(187)

	$5,540	$12,685

The effective interest rate at June 30, 2013 was approximately 4.43% per annum (June 30, 2012: 4.11%).

F-16

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

12. CAPITAL LEASE OBLIGATIONS

Lemissoler Maritime Company W.L.L.

On November 28, 2012, the Company entered into a settlement and standstill agreement (the “Settlement Agreement”) with Prime Shipping Holding Ltd., (“Prime”), an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”), with which: (a) the Lemissoler Indebtedness was settled by issuing (i) 7,290,088 common shares of the Company to Prime; and (ii) $50,000 aggregate principal amount of the Company’s 4.5% Senior Convertible Note due 2022 to Prime (the “4.5% Note”); and (b) all fees, costs and expenses incurred by Prime in connection with the transaction will be paid from the issuance of 32,521 common shares of the Company (covering $400 in fees) to Prime (with any shortfall from the sale of the common shares to be fully paid and settled by the Company, which may be satisfied by issuing further common shares of the Company to Prime). As of December 31, 2012, Prime received 7,290,088 common shares of the Company for the outstanding balance and 32,521 common shares of the Company for the fees, costs and expenses incurred by Prime and the Company issued to Prime the 4.5% Note (refer to Note 16 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report).

On January 30, 2013, the Company was formally released from all of its obligations and liabilities under the relevant finance lease documentation.

13. SENIOR CONVERTIBLE NOTES

	7% Notes (1)	4.5% Notes (2)	8% Note (3)	15% Note (4)	Total

Balance at January 1, 2013	$52	$62,500	$-	$-	$62,552
Convertible Notes Issued	-	-	421	625	1,046
Amortization of the Beneficial Conversion Feature	6	-	-	-	6

Balance at June 30, 2013	$58	$62,500	$421	$625	$63,604

(1)	In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $135.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009, between the Company and Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. As of June 30, 2013 and December 31, 2012, the Company was not in compliance with its financial covenants on this indebtedness and had defaulted on three coupon payments. As such, the full amount outstanding was reclassified to current liabilities

(2)	In connection with the agreement with Lemissoler on December 31, 2012, the Company issued $50,000 in aggregate principal amount of its notional 4.5% Senior Convertible Note due in 2022 to Prime (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At the option of the Company, subject to certain conditions, interest and principal payments may be satisfied by issuing additional common shares of the Company (rather than in cash). On the date of the issuance, the fair value of the 4.5% Note was estimated to be $62,500. As of June 30, 2013 and December 31, 2012, the Company was not in compliance with certain covenants on this indebtedness.

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default or an event triggering a repurchase has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

F-17

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

(3)	On June 19, 2013, the Company issued a senior convertible promissory note to Tiger Equity Partners Ltd. (“Tiger”) for up to $1,670 (the “Tiger Note”). The Tiger Note is due on June 19, 2014. Borrowings under this note bear a fixed interest rate of 8% per annum on the unpaid principal balance if paid in cash or 15% per annum on the outstanding principal balance if settled by issuance of shares of the Company, at the option of the Company. The Tiger Note also contains interest and anti-dilution adjustments if subsequent to the issuance of Tiger Note the Company issues any debt security (i) with an interest rate of more than 20%, then immediately after such issuance, the interest rate on the Tiger Note shall be adjusted to such higher interest rate and/or (ii) that is convertible into Common Shares and which has anti-dilution provisions that are more favorable than the provisions in this Note. The Tiger Note also contains an anti-dilution adjustments under certain circumstances. At the holder’s option, the Tiger Note is convertible into common shares at a conversion price equal to 95% of the arithmetic average of the closing price of the Company’s common shares on the five trading days prior to and beginning with the date two business days before the maturity date or the conversion date.

(4)	On February 5, 2013, the Company issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1,000 (the “Good Faith Note”). The Good Faith Note is due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at the option of the Company. The Good Faith Note is convertible into common shares at a conversion price of $12.30 per share at holder’s option, at any time and from time to time. During September 2013, the Company issued an aggregate of 1,050,000 common shares to Good Faith, which vested upon issuance, for the prepayment of the Good Faith Note and its outstanding accrued interest liability.

14. FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, notes, accounts payable, accrued liabilities and derivative financial instruments.

Fair Values

Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables, trade and other payables, and convertible notes. The fair values of outstanding debt amount are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets, which was $18,400 and $17,400 as of June 30, 2013 and December 31, 2012, respectively.

F-18

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counterparties that meet stringent qualifications.

The Company has entered into various interest rate swap agreements in order to modify the exposure to the interest expense arising from the Company’s long-term borrowings. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. The Company has not accounted for the interest rate swaps as hedging derivatives and therefore all changes in fair value are recorded in the statement of operations and comprehensive loss.

The details of the Company’s swap agreement are as follows:

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	June 30,	December 31,
Interest rate swap	Date	Date	Amount	Rate	Rate	2013	2012

Marfin Egnatia Bank	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	$471	$767

As of June 30, 2013 and December 31, 2012, the Company has defaulted on payments of interest on its swap agreement. As a result, the amounts of $471 and $767 are presented within current liabilities in the consolidated balance sheet.

The total fair value change of the interest rate swaps is reflected in interest expense within the condensed consolidated statements of operations and comprehensive loss. These amounts were a gain of $296 and $264 for the six month periods ended June 30, 2013 and 2012, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.

Warrants

During the fourth quarter of 2009, the Company authorized the issuance to a third party of a six-year warrant to purchase 27,778 common shares for advisory services provided in connection with the recapitalization.

During 2010, the Company authorized the issuance to a third party of a ten-year warrant to purchase 7,500 common shares with a strike price of $45.00.

During 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 50,000 common shares for advisory services provided in connection with the Restructuring, with a strike price of $3.75 (provided however that the third party surrenders its existing warrants to acquire 27,778 and 7,500 described above. The warrants qualify for equity classification. The new warrants were fair valued as of April 9, 2012 at $1,000. These warrants were exercised during January 2013 and a total of 41,344 common shares were issued.

On December 31, 2012, the Company authorized the issuance to the third party of a ten-year warrant to purchase 83,334 common shares for advisory services provided in connection with the Restructuring, with a strike price of $3.75. The warrants qualify for equity classification. The fair value of these warrants amounted to $509. On May 21, 2013, the Company and the third party mutually agreed to terminate the warrant agreement.

F-19

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

On April 1, 2013, the Company authorized the issuance to a third party of a ten-year warrant to purchase 258,667 common shares, with an exercise price of $0.174. On October 24, 2013, the warrants were exercised and the Company issued an aggregate of 226,473 common shares after the deduction of shares surrendered due to the selection of a cashless exercise according to the terms of the warrant agreement.

On May 16, 2013, the Company authorized the issuance to a third party of a two-year warrant to purchase 111,112 common shares in exchange for $250,000, with an exercise price of $2.25.

Interest Rate Risk

Interest rate risk arises on bank borrowings. Considering its recent financial position and subject to the restructuring of the remaining credit facilities, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 15, “Long-term Debt” of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. As of June 30, 2013 and December 31, 2012, those derivative instruments are in the counterparties’ favor. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Cash deposits in excess of amounts covered by government - provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government - provided insurance limits.

F-20

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

15. COMMITMENTS AND CONTINGENCIES

(1) Commitments

Rental Agreements

The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E. (“Terra Stabile”), which is controlled by Michail Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, at a monthly rate of approximately €17,400 ($22,600) for the next two years from €27,200 ($35,400), according to the original terms and as amended on January 1, 2013. These rental agreements vary in duration-the longest agreement will expire in April 2022.

In addition, on January 1, 2013, the Company entered into two six-month lease agreements with Terra Norma A.E., which is also controlled by Mr. Zolotas in relation to office parking space for a monthly aggregate rate of approximately €2,400 ($3,100).

The committed rent payments to Terra Stabile as of June 30, 2013 were:

December 31, 2013	$136
December 31, 2014	273
December 31, 2015	481
December 31, 2016	489
December 31, 2017	496
Thereafter	2,044
$3,919

Coal Sale Purchase Agreements (Purchase Agreements)

As of December 31, 2012, New Lead JMEG LLC, a joint venture affiliate of the Company entered into two Sale Purchase Agreements with a third party to purchase thermal coal (used in power plants for electricity generation and other industrial uses) from Kentucky, USA. The commencement period of the agreements, which were revised on March 17, 2013, is considered to be the first shipment of coal, which is expected to take place during the fourth quarter of 2013 or as otherwise agreed.

The commitments as of June 30, 2013 were:

BTU	Year	Amount
12,300	1	$47,028
12,300	2	64,350
12,300	3	64,350
12,300	4	64,350
12,300	5	64,350
		304,428
10,800	1	40,154
10,800	2	54,945
10,800	3	54,945
10,800	4	54,945
10,800	5	54,945
		259,934
		$564,362

F-21

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Coal Sale Purchase Agreements (Sale Agreements)

During 2012, New Lead JMEG LLC entered into a Sale Purchase Agreement with a third party to supply approximately $69,420 of thermal coal, located in Kentucky, USA, which is subject to a variation of 10% in agreed tonnage supply. The commencement period of the agreement, which was revised on August 27, 2013, is considered to be the first shipment of coal which is expected to commence during the fourth quarter of 2013 or as otherwise agreed.

In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements with two third parties to supply approximately $806,100 of thermal coal, which are subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on two of those Sale Purchase Agreements to supply approximately $245,100 of thermal coal to one of the third parties due to the ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to the ongoing defaults by New Lead JMEG LLC under the agreement. As of December 6, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.

Commercial and Technical Ship Management Agreements

As of June 30, 2013 and December 31, 2012, the commercial and technical management services of all the Company’s owned and operated vessels were provided in-house by two wholly-owned subsidiaries Newlead Shipping and Newlead Bulkers. Outstanding balances, due to managing agents as at June 30, 2013 and December 31, 2012, relate to amounts generated prior to the termination of the agreements with the previous managers in prior periods.

(2) Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. As of June 30, 2013, the Company has provided in respect of all claims an amount equal to $3,461 ($3,454 as of December 31, 2012). Other than those listed in Note 21 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

16. SHARE BASED COMPENSATION

Equity Incentive Plan

On March 13, 2013, the Second Amended and Restated 2005 Equity Incentive Plan (the “Plan”) was amended to increase the number of common shares reserved for issuance from 138,889 to 2,480,640 to better enable the Company to offer equity incentives to officers, directors, employees and consultants. In addition, the Plan provides for an annual increase in the total number of the Company’s common shares available for issuance under the Plan on the first day of each fiscal year of the Company beginning in fiscal year 2014, by 5% of the number of outstanding common shares of the Company on such date.

F-22

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Employment and Severance Agreements

On January 1, 2013, an amendment to the employment agreement with Michail S. Zolotas was signed. Pursuant to the amended employment agreement, Michail S. Zolotas will be entitled, for the fiscal years 2013 through 2018, to an aggregate base salary of $1,500 per year, which will be paid in advance and in common shares of the Company. The Company agreed to pay the annual base salary owed to Michail S. Zolotas for fiscal year 2013 by May 30, 2013 and on May 31, 2013, 338,918 common shares were issued. The share price used for the calculation of the shares was the average closing price of the Company’s common stock for the last thirty trading days prior to the date on which the shares were delivered to Michail S. Zolotas. For fiscal year 2014 and for each subsequent year, the share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 365 days prior to the date on which the shares are delivered to the Michail S. Zolotas. Pursuant to the terms of the amended employment agreement, for fiscal years 2013 through 2018, Michail S. Zolotas will also be entitled to an incentive bonus in a target amount of $4,500 per year in the sole discretion of the Board, which will be paid in common shares or warrants. The share price to be used for the calculation of the shares to be issued shall be the average closing price of the Company’s common stock for the last 60 trading days prior to the date on which the target bonus is granted to Michail S. Zolotas. The target bonus for each performance period will be determined on an annual basis and based on such factors as the board and Michail S. Zolotas shall in good faith agree, such factors to be agreed no later than 60 days following the start of each performance period, except in the year 2013 where the target bonus is currently under negotiations. In addition, if on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, Mr. Zolotas is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement), he will be entitled to a cash payment equal to (i) twenty times his then-current base salary and (ii) twenty times his annual bonus for the prior year within 30 days following the effectiveness of the termination.

On September 6, 2013, the Company entered into severance agreements with certain of its key employees, executives and consultants, (the “Executives”) not including Michail S. Zolotas. If on or after the effective date of a change of control, the severance agreements are terminated without “cause”, or the Executive resigns for “good reason”, the Executive will be entitled to its Accrued Obligations plus an amount agreed by the Compensation Committee depending on its position within the Company, ranging from $1,500 to $5,000. As used in the Severance Agreements, “change of control” means: the Company undergoes a merger, reorganization or other consolidation in which the Board of Directors and/ or Shareholders of the Company remove Mr. Michail S. Zolotas from the Board of Directors and subsequently from his office as CEO/ Director and Chairman of the Board of Directors, or from the position held at the time, and terminate his employment with the Company with immediate effect.

Restricted Common Shares

During the six months ended June 30, 2013 and 2012, the Company recognized compensation cost related to the Company’s restricted shares of $19,647 and $2,008, respectively.

A summary of the activity relating to restricted common shares during the six months ended June 30, 2013 is as follows:

	Number of Shares	Weighted Average Fair Values	Weighted Average Vesting Period (Years)
Outstanding and non-vested shares, as of December 31, 2012	54,984	$0.99	2.9
Granted (1)	1,238,659	9.30	0.8
Forfeited	(33,352)	10.10	-
Vested	(576,783)	9.77	-
Outstanding and non-vested shares, as of June 30, 2013	683,508	9.30	1.6

Unrecognized compensation cost at June 30, 2013 of $5,075 related to non-vested shares will be primarily recognized up to February 15, 2016.

F-23

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

(1)	On April 1, 2013, the Company granted and issued the following common shares: (i) 925,926 common shares to the Chairman, Mr. Zolotas, and 158,223 common shares to top management employees, of which 40% vested upon issuance and the remaining shares will vest 30% on April 1, 2014 and 30% on April 1, 2015, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (ii) 84,508 common shares to employees and consultants, which vested upon issuance, granted in recognition of the significant work performed by these individuals in connection with the Restructuring of the Company; (iii) 70,002 common shares to non-executive directors, which vested upon issuance.

17. COMMON SHARES

As a result of the issuance of restricted shares to employees, former employees, officers, executive officers, directors, non executive directors and consultants during the period ended June 30, 2013, the Company’s share capital was increased by approximately 2,937,500 shares.

As a result of the issuance of shares to various vendors to settle outstanding invoices during the period ended June 30, 2013, the Company’s share capital was increased by approximately 252,400 shares.

As a result of the issuance of warrants during the period ended June 30, 2013, the Company’s share capital was increased by approximately 41,350 shares.

As a result of the Accounts Payable Settlement (April 5, 2013) (refer to Note 8) during the period ended June 30, 2013, the Company’s share capital was increased by approximately 799,700 shares.

As a result of the issuance of shares to Piraeus Bank to settle outstanding loan obligations during the period ended June 30, 2013, the Company’s share capital was increased by approximately 3,083,350 shares (refer to Note 11).

In relation to the acquisition of coal property (refer to Note 7), the Company’s share capital was increased by approximately 3,333,350 shares.

18. EARNINGS PER SHARE

All shares issued (including the restricted shares issued under the Company's equity incentive plan) are the Company's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed nor for 2013 does it consider as outstanding the 17,235,773 shares issued and subsequently cancelled in connection with the Nickel Wire Transaction which was unwind (see Note 22).

The Company calculates basic and diluted (loss) earnings per share as follows:

	Six month period ended June 30,
	2013	2012
Income:
Net (loss)/income attributable to Company shareholders	$(44,485)	$5,131

Basic and Diluted (loss) /earnings per share:
Weighted average common shares outstanding, basic and diluted	32,646,929	985,530
Basic and diluted (loss)/earnings per share	$(1.36)	$5.21

F-24

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

Basic (loss) income per share is computed by dividing net (loss) income for the period by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share data is computed by dividing net (loss) income for the period by the weighted average number of shares of common stock outstanding for the period, and excludes the effect of potential issuance of shares of common stock, as their inclusion would be anti-dilutive due to the losses continuing operations.

19. TAXATION

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of operations.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of vessels is generally exempt from U.S. tax if the company operating the vessels meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

20. TRANSACTIONS INVOLVING RELATED PARTIES

Terra Stabile A.E./ Terra Norma A.E.

(Please see the information contained under Note 15 – Commitments and Contingencies, Rental agreements)

Total rent for the periods ended June 30, 2013 and June 30, 2012 was approximately $155 and $194, respectively.

21. DISCONTINUED OPERATIONS

During the year ended December 31, 2012, the Company sold twelve vessels and one hull, and three lenders foreclosed on the shares of the respective vessel owning companies and determined that the sales and the foreclosures met the requirements for these vessels and vessel owning companies to be classified as discontinued operations.

The following table represents the revenues and (loss) income from discontinued operations:

	For the six months ended June 30,
	2013		2012

Operating Revenues	$-		$13,915
(Loss) income	$(8,468	)(a)	$27,985

(a)	Includes a $6,200 non-cash loss related to settlement of debt, see Note 11(c)

F-25

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

22. SIGNIFICANT TRANSACTION

Nickel Wire Transaction

On January 4, 2013, the Company, under a Nickel Purchase Agreement, acquired 3,750 grams of nickel wire (the “Nickel”) from N.M. Kandilis S.A. in exchange for 17,235,773 newly issued common shares of the Company. The shares were issued on March 1, 2013. The Nickel Purchase Agreement stated that the respective shares will be delivered for Nickel with a value of at least $212,000. In connection with the Nickel Purchase Agreement, two affiliates of N.M. Kandilis S.A., Vasileios Telikostoglou and Essential Holding LTD, entered into lock-up agreements with respect to the common shares of the Company to be issued under the Nickel Purchase Agreement. These lock-up agreements provided, among other things, that if the Nickel was not monetized within eighteen months of the date of the Nickel Purchase Agreement, then the lock-up agreements would be considered null and void and the shares would be cancelled. These affiliates also agreed in the lock-up agreements that if the Nickel was sold at a reduced price of at least a 45% discount of the agreed contractual sale price under the Nickel Purchase Agreement, the number of shares would be adjusted pro rata. The Company intended to use the investment of Nickel to provide collateral for loans funding its capital-intensive activities and to provide a platform upon which to execute its diversified growth strategy.

Following Company’s entry into the Nickel Purchase Agreement, PricewaterhouseCoopers Auditing Company S.A. (“PwC”), the Company’s previous independent accountants, asked the Company’s audit committee to (i) conduct an investigation of the transaction between us and N.M. Kandilis S.A. within the scope of Section 10A of the Securities Exchange Act of 1934, as amended, (ii) investigate the origin of the Nickel, including its transfer from a Russian entity, its importation into the United Kingdom, the manner of its clearance through UK customs and whether N.M. Kandilis S.A. had proper title to the Nickel to effect the transaction, (iii) assess and report on the integrity of the Company’s management regarding the acquisition of the Nickel, (iv) assess whether the Company acquired legal ownership and good title of the Nickel and (v) advise as to any appropriate remedial action to be taken. The audit committee agreed with PwC’s request, and hired Debevoise & Plimpton LLP (“Debevoise”) to conduct the investigation.

The reports the Company had received from experts in the metals market, and used in connection with the closing of the Nickel transaction, valued much smaller quantities of nickel wire than the amount bought by the Company and the $212,000 valuation was an extrapolation derived by the Company’s management from the value of the Nickel per meter. While the investigation was ongoing, PwC hired a third party valuation analyst to perform an independent fair value analysis of the Nickel. The third party valuation analyst determined that the Nickel’s value was substantially less than the $212,000 in common shares paid as consideration for the Nickel. This substantially lower value was up to a 99% discount of the valuation used for the January 4, 2013 transaction. The Company believes the difference was partially due to a substantial illiquidity discount being placed on the Nickel due to the very large amount acquired. Further, the Company believes that prices received from the sale of the Nickel depend upon the country in which it is sold as well as the method of sale used. Company’s attempts to use the Nickel as collateral following its acquisition convinced the Company that it would be challenging to accomplish a sizable transaction due to the illiquid market.

Pursuant to a July 31, 2013 report to the audit committee, Debevoise concluded as follows:

•	It could not definitively confirm the source of the Nickel and did not see satisfactory documentation demonstrating the sale from its original manufacturer to N.M. Kandilis S.A. Although an investigator hired by Debevoise confirmed that certain Russian companies mentioned in the course of the investigation do manufacture nickel wire of similar characteristics to the Nickel in question, Debevoise noted that significant questions remain as to the way in which it was acquired. Debevoise further noted that, notwithstanding this, it did not identify any evidence of wrongdoing on the part of the Company’s management or any indication of wrongdoing on the part of N.M. Kandilis S.A.’s representative with whom the Company interfaced in connection with the Nickel transaction.

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NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

•	The Company’s management undertook limited due diligence in relation to the parties involved in the Nickel transaction, and tried to improve the documentary record after the transaction. This, for example, involved back-dating documents and seeking written assurances and affidavits from several persons involved, though it appeared that this was done in an attempt to properly document the transaction, as opposed to being intentionally done to deceive investors or other parties. Notwithstanding these matters, Debevoise did not find any evidence to suggest any wrongdoing on the part of the Company’s management, nor did it find any evidence that the Nickel transaction was done for potentially improper purposes.

•	It would be advisable for the Company’s management to undertake enhanced due diligence on any transaction outside its ordinary course of business, such as the Nickel transaction.

As a result of the difficulties in collateralizing the Nickel, the discrepancy in possible values of the Nickel and uncertainty as to the Nickel’s origin, the Company and N.M. Kandilis S.A. mutually agreed on May 24, 2013 to unwind the transaction, at which time the Nickel was returned to N.M. Kandilis S.A. and the common shares issued in the transaction were cancelled. The transaction had no effect on the financial statements for the period ended June 30, 2013 because the issuance of the shares and their subsequent cancellation all occurred in the six months ended June 30, 2013.

23. SUBSEQUENT EVENTS

a) Common Shares, Restricted Common Shares and Warrants

Pursuant to the terms of the July Settlement Agreement dated July 9, 2013 to settle an aggregate of $7,206 of past-due accounts payable, the Company issued and delivered to Hanover Holdings I, LLC (“Hanover”) an aggregate of 5,623,969 shares between July 10 and October 15, 2013, consists of 4,066,667 shares (the “Initial Settlement Shares”), 1,333,334 shares (the “Additional Settlement Shares”) and 223,968 shares (the “True-up Shares”), of the Company’s common stock.

On September 13, 2013, the Company completed the acquisition of titles in the Viking Mine located in Kentucky, USA with approximately 4,795 mineral acres. The Company expects to receive a reserve report compiled pursuant to U.S. Securities and Exchange Commission ("SEC") guidance during the fourth quarter of 2013. As part of the acquisition, the company issued a $15,000 Senior Secured Convertible Note with a 8% coupon, maturing on December 31, 2014 and convertible into equity at market price on each payment date at the sole discretion of the Company, subject to a true up based on the holder’s subsequent sales of such shares. The Note is to be paid through the issuance of $5, 875 of shares of the Company's common stock (2,568,306 common shares which have been issued), a cash payment of $125 (which has been paid) and the remaining balance through six quarterly installments of $1,500. As a result, the Company has issued an aggregate of 3,330,595 common shares, including the first installment of September 30, 2013, which vested upon issuance to a third party in connection to the mine acquisition.

On February 5, 2013, the Company issued a senior convertible promissory note to Good Faith Credit LLC (“Good Faith”), for up to $1,000 (the “Good Faith Note”). The Good Faith Note was due in one balloon payment on August 4, 2014. Borrowings under this Good Faith Note bear a fixed interest rate of 10% per annum on the unpaid principal balance and 5% per annum on the outstanding principal balance and any accrued and unpaid cash interest in Company’s common shares or cash, at the option of the Company. The Good Faith Note was convertible into common shares at a conversion price of $12.3 per share at holder’s option, at any time and from time to time. During September 2013, the Company issued an aggregate of 1,050,000 common shares to Good Faith, which vested upon issuance, for the prepayment of the Good Faith Note and its outstanding accrued interest liability.

On April 1, 2013 and July 1, 2013, the Company authorized the issuance to a third party of two ten-year warrants to purchase 258,667 and 540,000 common shares, respectively, with an exercise price of $0.174 and $0.084, respectively. On October 24, 2013, the warrants were exercised and the Company issued an aggregate of 734,027 common shares after the deduction of shares surrendered due to the selection of a cashless exercise according to the terms of the warrant agreements.

F-27

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

On November 20, 2013, the Company’s board of directors and a majority of its shareholders approved a 1-for-3 reverse stock split of its common stock, effective upon the commencement of trading on December 6, 2013.

b) Deficiency Notices from the NASDAQ Stock Market and Reverse Split

On April 4, 2013, the Company received a written notification from NASDAQ indicating that the Company was not in compliance with NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of the Company’s common shares was below the minimum bid price requirement. Pursuant to the NASDAQ Listing Rules, the Company was granted a 180-day compliance period to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the minimum bid price requirement ended on October 1, 2013. During the compliance period, the Company’s common shares continued to be listed and traded on The NASDAQ Global Select Market. Pursuant to the NASDAQ Listing Rules, the Company could regain compliance with the NASDAQ Listing Rules if the minimum bid price of its common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period pursuant to NASDAQ Listing Rule 5810(c)(3)(A).

In September 2013, the Company’s board of directors and a majority of its shareholders approved a 1-for-15 reverse stock split of its common shares (the “Reverse Stock Split”). The Reverse Stock Split was effective upon the commencement of trading on October 17, 2013.

On October 1, 2013, the Company received a letter from NASDAQ Listing Qualifications Staff of The NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that it had not regained compliance, by October 1, 2013, with the $1.00 minimum bid price requirement for continued listing on The NASDAQ Global Select Market, as set forth in Listing Rule 5450(a)(1), and that, as a result, the Company's securities would be subject to delisting unless the Company requests a hearing before the NASDAQ Hearings Panel (the "Panel") by October 9, 2013 to present a plan to regain compliance. The Company timely requested a hearing before the Panel and, prior to any such hearing expected to regain compliance with the $1.00 minimum bid price requirement, through the implementation of the 1-for-15 reverse split of its common shares that was effective upon the commencement of trading on October 17, 2013. The Company has not been notified by NASDAQ that it has regained compliance with NASDAQ's minimum bid price continued listing standard and there can be no assurance that it will be able to do so. If the Company is unable to regain compliance it could face delisting.

On May 16, 2013, the Company received a letter from NASDAQ stating that the Company was not in compliance with the continued listing requirements of NASDAQ Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”). On October 1, 2013, NASDAQ notified the Company that based on the filing of the Form 20-F with the Commission on August 30, 2013, the Company was in compliance with NASDAQ Listing Rule 5250(c)(1).

c) Magna disclosure

On October 17, 2013, NewLead entered into a term sheet with Hanover for a potential transaction relating to up to $37,500 of outstanding indebtedness. Certain provisions of the term sheet, including exclusivity provisions and restrictions on seeking other financing transactions, are binding upon NewLead and, if breached, could require NewLead to pay a break-up fee of up to approximately $3,700 and issue approximately 2.3 million shares of common stock. The transaction was subject to definitive documentation and ultimately court approval of the transaction.

On December 2, 2013, the Court entered an order approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act in accordance with a stipulation of settlement among NewLead Holdings Ltd., Hanover, and MG Partners Limited, in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013. Further information on this transaction can be found in the Current Report on Form 6-K filed on December 2, 2013.

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NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in thousands of U.S. dollars)

d) Acquisition of a new vessel

On September 15, 2013, the Company agreed to acquire one newbuilding Eco Type geared double hull Handysize dry bulk vessel for a purchase price $19.5 million as well as 1% address commission on the purchase price. The vessel is 35,000 dwt and is expected to be delivered in the third quarter of 2014. The Company has paid a downpayment of approximately 20% and will pay the balance of the purchase price upon delivery of the vessel.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer

By:	/s/ Antonis Bertsos
Name: Antonis Bertsos
Title: Chief Financial Officer